

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Zackery Weber
Vice President of Finance
INSIGNIA SYSTEMS INC/MN
212 Third Avenue N, Suite 356
Minneapolis, Minnesota 55401

>   **Re: INSIGNIA SYSTEMS INC/MN**
>   **Registration Statement on Form S-3**
>   **Filed on February 4, 2022**
>   **File No. 333-262542**

Dear Mr. Weber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Joshua Colburn